

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

Via E-mail
Xiangying Meng
President and Chief Executive Officer
Xunna Information Technology Inc.
2 Fufeng Rd
Xinghuo Sci-Tech Building, Floor 26
Fengtai District, Beijing, PRC

> **Re: Xunna Information Technology Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 8, 2011**
> **File No. 333-175919**

Dear Mr. Meng:

We have reviewed your amended registration statement and response letter, and we have the following comments. References to prior comments are to those contained in our letter dated November 9, 2011.

Outside Front Cover Page of the Prospectus

1.   We again re-issue prior comment 3, as the outside front cover page of the prospectus continues to be longer than a single page. Please revise. In particular, we note that some of the information presented on page 4, including the reference to your risk factor disclosure as well as the state and commission legend, is required to be presented on the outside front cover page (page 2). Refer to Item 501(b) of Regulation S-K.

2.   Please prominently disclose that the company is a shell company, as you indicate on page 8, and that accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). We note that you have provided related risk factor disclosure on page 13.

Summary Information, page 5

3.   Disclose why Xunna is conducting an offering and becoming a reporting company in light of the following:
  * The company was only recently incorporated and has no business operations;
  * The company's success depends on its sole officer and director, but the company's officer and director:

- o has no experience in the company's proposed business operations;
- o has no experience in running a public company that is a reporting company with the Securities and Exchange Commission; and
- o will devote only part of his time to the company;
- The company's common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company's ability raise funds through equity financings or to use its shares as consideration; and
- The company's common stock will likely be a penny stock.

Risk Factors

"New labor laws in the PRC…," page 9

4. Please move the second paragraph of this risk factor to the prior heading relating to "Uncertainties with respect to the Chinese legal system," where we assume you intended to present this discussion.

5. With respect to the potential that website design and building services may in the future become a restricted industry under the Catalogue for the Guidance of Foreign Investment Industries, please expand the statement that "Xunna will have to obtain applicable approvals" to describe more specifically and comprehensively the steps the company would have to take to comply with Chinese law, in the event that its industry becomes a restricted or prohibited industry under the Catalogue. Explain, if accurate, that the company would either need to cease doing business in the PRC or re-structure in order to limit or eliminate foreign ownership of the operating business.

6. Please revise to avoid referring to "Xunna's profitability," given that the company has not generated revenues to date.

Governmental Regulations, page 25

7. You appear to have merely copied into this section of the prospectus a large portion of your PRC counsel's opinion as to the applicability of certain PRC regulations to Xunna. Please revise this section to present the discussion in a clear, concise and understandable matter from the company's perspective. You may reference the opinion of your PRC counsel, but it appears incompatible with the requirements of Rule 421(b) of Regulation C to re-print much of the opinion verbatim.

8. Please remove the glossary presented in this section. Instead, clarify the meaning of the defined terms from context when they are used in your disclosure. Refer to Rule 421(b)(3) of Regulation C.

Dividend Distributions, page 26

9.   We re-issue prior comment 11. You continue to discuss PRC laws and regulations applicable to dividend distributions from your PRC subsidiary, but you state elsewhere that you have no subsidiaries. Please revise as appropriate.

Signatures, page II-4

10.   We note that you have removed the language granting the power of attorney in response to prior comment 15, as requested. It appears, however, that you have also removed the required signature of Mr. Meng in his individual capacity as principal executive officer, principal financial officer, principal accounting officer, and sole director of the company, along with the following preamble prescribed by Form S-1: "Pursuant to the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated." Please refer to the Signatures section of Form S-1 and revise to provide Mr. Meng's signature in his individual capacity under the required preamble.

Legal Opinion of Beijing Beiyuan Law Firm

11.   The definition of "Material Adverse Effect" in your PRC counsel's opinion refers to the "Company, its subsidiaries and variable interest company, taken as a whole." We note, however, that Xunna does not have any subsidiaries or variable interest entities (VIEs). Please have counsel confirm in writing that they are familiar with the company's organizational structure, and specifically, that they understand that Xunna does not have subsidiaries or VIEs, as this information seems significant to the rendering of their opinion.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, with any other questions.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor

cc: Via E-mail
        Jay Smith, President, How2gopublic.com